SEC LAW FIRM
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Los Angeles, CA 90049
Tel. 310-557-3059
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www.seclawfirm.com

March 14, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20249

Re: Yew Bio-Pharm Group, Inc. Amendment No.1 to Registration Statement on Form S-1, Filed January 23, 2012, SEC File No. 333-185320

Ladies and Gentlemen:

We refer to that certain letter dated January 31, 2013 (the “January 2013 Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing. On behalf of our client, Yew Bio-Pharm Group, Inc. (the “Company”), we respectfully respond to the January 2013 Comment Letter as follows (each Staff comment is restated hereinbelow from the January 2013 Comment Letter followed by the Company’s response thereto) in respect of the Registration Statement on Form S-1 filed on December 7, 2012 (the “Original Filing”), Amendment No.1 to the Original Filing (“Amendment No.1”) and Amendment No.2 to the Original Filing (individually, “Amendment No.2” and collectively with the Original Filing and Amendment No.1, the “S-1”) being filed today:

Executive Compensation, page 76

1.
Please revise this section to include Item 402 disclosure for your last completed fiscal year. For guidance, refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations. In this regard, we note that the Summary Compensation Table does not include the required information for 2012.

Response: The referenced disclosure on page 76 has been revised accordingly.

Outstanding Equity Awards at Fiscal Year-End, page 77

2.
We note that certain of your named executive officers had outstanding equity awards as of the end of your last completed fiscal year. Please revise to include the table required by Item 402(p) of Regulation S-K.

Response: The referenced disclosure on page 77 has been revised accordingly.

Plan of Distribution, page 103

3.
We note your response to our prior comment 2 and reissue. We note your disclosure that Zhiguo Wang and Guifang Qi “may be deemed to be statutory underwriters” pursuant to Section 2(a)(11) of the Securities Act of 1933. Please provide a detailed legal analysis for each explaining why you have not named Mr. Wang and Ms. Qi “as statutory underwriters” pursuant to Section 2(a)(11) of the Securities Act of 1933. Alternatively, please revise to disclose that Mr. Wang and Ms. Qi “are statutory underwriters” pursuant to Section 2(a)(11) of the Securities Act of 1933 and revise the prospectus throughout to indicate that the shares of your common stock being offered by Mr. Wang and Ms. Qi will be sold at a fixed price for the duration of the offering. For guidance, refer to Interpretive Response 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: The referenced disclosure on page 103f. has been revised accordingly to disclose that Mr. Wang and Madame Qi are statutory underwriters pursuant to the Section 2(a)(11) of the Securities Act of 1933 and the prospectus has been revised in appropriate places throughout (including the cover and summary prospectus) indicating that the shares being offered by Mr. Wang and Madame Qi will be sold at a fixed price of $0.25 per share for the duration of the offering.

Please also note that certain additional changes have been made, primarily to update the disclosure and date references since the date of Amendment No.1.

If you have any questions regarding this letter, the responses contained herein, Amendment No.2, Amendment No.1 or the Original Filing, please do not hesitate to contact the undersigned at (310) 557-3059.

Very truly yours,

/s/ Lance Jon Kimmel
Lance Jon Kimmel

cc: Zhiguo Wang, CEO